Mail Stop 3561

January 14, 2008

Bryan Hunsaker
Chief Executive Officer
Franchise Capital Corporation
10288 Jordan Gateway Suite F
South Jordan, UT 84095

> **Re:** **Franchise Capital Corporation**
> **Form 8-K dated October 4, 2007**
> **Filed October 19, 2007**
> **Form 8-K/A dated October 4, 2007**
> **Filed October 25, 2007**
> **File No. 000-50127**

Dear Mr. Hunsaker:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 8-K dated October 4, 2007

1.   We note from your disclosures included in the Form 10-KSB for the year
       ended June 30, 2007 that you executed a definitive share exchange agreement
       with Aero Exhaust, Inc (Aero) in January 2007 to exchange shares of the
       company's common stock for 100% of the total issued and outstanding
       common stock of Aero, and the shareholders of Aero will become the
       majority shareholders of the company. We note that the acquisition of Aero
       closed on October 4, 2007 and 1,114,285,700 shares of the Franchise Capital
       Corp were exchanged for 6,745,456 shares of Aero, and as a result of the
       share exchange, shareholders of Aero control approximately 65% of the total
       outstanding and issued shares of Franchise Capital Corp. From your pro
       forma financial statements in the Form 8-K/A (October 4, 2007) filed on
       October 25, 2007, it appears that you will account for this transaction as an
       acquisition of Aero through the purchase method whereby goodwill is being
       recognized. However, as the registrant (Franchise Capital Corp.) was
       essentially a non-operating public shell corporation immediately prior to this
       transaction with Aero and the owners and management of the private
       company (Aero) obtaining actual control of the combined company after the
       transaction with the shareholders of the former public company continuing as
       only passive investors, we believe this reverse merger type of transaction is a
       capital transaction in substance, rather than a business combination. That is,
       the transaction is equivalent to the issuance of stock by Aero for the net
       monetary assets of the Franchise Capital, accompanied by a recapitalization.
       The accounting for this recapitalization is identical to that resulting from a
       reverse acquisition with Aero being considered the accounting acquirer,
       except that no goodwill or other intangible assets should be recorded. In this
       regard, please note that future periodic reports which include historical
       financial statements of the combined entities, the equity of the acquiring
       enterprise should be presented as the equity of the combined enterprise;
       however the capital stock account of the acquiring enterprise is adjusted to
       reflect the par value of the outstanding stock of the legal acquirer (accounting
       acquiree or Franchise Capital Corp) after giving effect to the number of
       shares issued in this reverse merger transaction. For periods prior to the
       reverse merger the equity of the combined enterprise is the historical equity of
       the accounting acquirer prior to the merger restated using the share exchange
       ratio of the reverse merger. Shares retained by the legal acquirer (accounting
       acquiree) is reflected as an issuance as of the reverse merger date, if any.
       Please confirm your understanding and that you will comply with the
       guidance above including appropriate footnote disclosure in future filings that
       contain historical financial statements accounting for this transaction as
       required. Furthermore, please also furnish an additional amended Form 8-K

(October 4, 2007) that revises the accounting treatment that is presently being reflected in your pro forma statements for this reverse merger transaction for the guidance stated above.

Form 8-K/A dated October 4, 2007

2.   Reference is made to your pro forma presentation showing the effect of the Aero Exhaust acquisition on the financial statements for most recent interim and annual period ended June 30, 2007 and December 31, 2006, respectively. Please revise your pro forma financial statements to separately present in columnar format the pro forma adjustments and results in accordance with Rule 3-10(d)(2) of Regulation S-B. Further, for each pro forma adjustment, you should provide footnote disclosure explaining in clear and concise detail the reason for the pro forma adjustment and how such amount(s) were determined or calculated. In addition, please note the guidance contained in Note 2 of Item 310 of Regulation S-B, which provides that Article 11 of Regulation S-X offers enhanced guidelines for the preparation, presentation and disclosures of pro forma financial information that small reporting companies may wish to consider. Please furnish an additional amended Form 8-K/A, accordingly.

3.   Please also revise your pro forma balance sheet and statement of operations to eliminate the recognition of goodwill and impairment of goodwill from this reverse merger transaction, as cited in the guidance in the comment above. Also, in the preparation of any future pro forma financial information, please note that any material nonrecurring charges or credits that result directly from the transaction (e.g. gain or losses, etc.) shall be disclosed separately but not included in the pro forma statement of operations as provided in the guidance of Item 11-02(b)(5) of Regulation S-X. Please revise your pro forma balance sheet and statement of operations to delete the recognition of goodwill, accordingly in the amended Form 8-K/A.

4.   The commission file number reflected on the front cover of your Form 10-KSB for the fiscal year ended June 30, 2007 and current reports filed on Form 8-K appear to be incorrect. Please revise such information in future filings to reflect the appropriate commission file number accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant